Exhibit 99.2

GFL ENVIRONMENTAL INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

For the three and nine months ended September 30, 2026

The following Management’s Discussion and Analysis (“MD&A”) for GFL Environmental Inc. (“us,” “we,” “our,” “GFL” or the “Company”) is dated October 30, 2026 and provides information concerning our results of operations and financial condition for the three and nine months ended September 30, 2026. You should read this MD&A together with our unaudited interim condensed consolidated financial statements and the related notes for the three and nine months ended September 30, 2026 (the “Interim Financial Statements”), our annual audited consolidated financial statements for the year ended December 31, 2025 (the “Annual Financial Statements”), and our MD&A for the year ended December 31, 2025 (the “Annual MD&A”).

1.	Company Overview

GFL is the fourth largest diversified environmental services company in North America, with operations throughout Canada and in 19 U.S. states. GFL had approximately 17,000 employees as of September 30, 2026.

GFL was formed on March 5, 2020 under the laws of the Province of Ontario. Our subordinate voting shares trade on the New York Stock Exchange (the “NYSE”) and the Toronto Stock Exchange (the “TSX”) under the symbol “GFL”.

Effective March 1, 2025, we completed the divestiture of our Environmental Services line of business (“GFL Environmental Services”). We have the option to repurchase the balance of the equity of GFL Environmental Services within five years of the closing date of the divestiture (the “Call Option”).

Unless otherwise indicated, all financial information in our MD&A represents the results from our continuing operations.

Forward-Looking Information

This MD&A, including, in particular, the sections below entitled “Summary of Factors Affecting Performance” and “Liquidity and Capital Resources”, contains forward-looking statements and forward-looking information (collectively, “forward-looking information”) within the meaning of applicable U.S. and Canadian securities laws, respectively. Forward-looking information includes all statements that do not relate solely to historical or current facts, may relate to anticipated events or results and may include statements regarding our objectives, plans, goals, strategies, outlook, results of operations, financial and operating performance, prospects and opportunities. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, although not all forward-looking information includes those words or phrases. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts nor assurances of future performance but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

Forward-looking information contained in this MD&A is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct.

Factors that could cause actual results to differ from those projected include, but are not limited to, those listed below and in the section entitled “Risk Factors” included in the Company’s annual information form for the year ended December 31, 2025 (the “AIF”). There may be additional risks of which we are not currently aware or that we currently believe are immaterial which could have an adverse impact on our business. We make no commitment to revise or update any forward-looking information in order to reflect events or circumstances that may change, except where we are expressly required to do so by law.

Forward-looking information is subject to a number of known and unknown risks, uncertainties, assumptions and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Factors that could cause actual results to differ from those projected include, but are not limited to, the following, and the risk factors described in greater detail under the section entitled “Risk Factors” in the AIF: our ability to build our market share; our ability to continue to grow our revenue and improve operating margins; our ability to retain key personnel; our ability to maintain and expand geographic scope; our ability to maintain good relationships with our customers; our ability to execute on our expansion plans; our ability to execute on additional acquisition opportunities and successfully integrate acquired businesses; adverse effects of acquisitions on our operations; potential liabilities from past and future acquisitions; dependence on the integration and success of acquired businesses; our ability to continue investing in infrastructure to support our growth; our ability to obtain and maintain existing financing on acceptable terms; our ability to implement price increases or offset increasing costs; currency exchange and interest rates; the impact of competition; the changes and trends in our industry or the global economy; the changes in laws, rules, regulations, and global standards; our ability to respond to changing customer and legal requirements with respect to sustainable solutions or other matters; our potential liability, if any, in connection with environmental matters; governmental regulation, changes thereto and risks associated with failure to comply; loss of contracts; potential inability to acquire, lease or expand facilities; our dependence on third party facilities; our access to equity or debt capital markets is not assured; increases in labour, disposal, and related transportation costs; fuel supply and fuel price fluctuations; we require sufficient cash flow to reinvest in our business; our potential inability to obtain performance or surety bonds, letters of credit, other financial assurances or insurance; operational, health, safety and environmental risks; natural disasters, weather conditions and seasonality; economic downturn may adversely impact our operating results and cause exposure to credit risk; increasing dependence on technology and risk of technology failure; cybersecurity incidents or issues; damage to our reputation or our brand; increases in insurance costs; climate change regulations that could increase our costs to operate; risks associated with failing to comply with U.S., Canadian or foreign anti-bribery or anti-corruption laws or regulations; landfill site closure and post-closure costs and contamination-related costs; increasing efforts by provinces, states and municipalities to reduce landfill disposal; litigation or regulatory or activist action; and public health outbreaks, epidemics or pandemics.

Basis of Presentation

Our Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, within the framework of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Unless the context indicates otherwise, references in this MD&A to “GFL”, the “Company”, “we”, “us” and “our” mean GFL and its consolidated subsidiaries.

This MD&A is presented in millions of Canadian dollars unless otherwise indicated.

Summary of Factors Affecting Performance

We believe that our performance and future success depend on a number of factors that present significant opportunities for us. These factors are also subject to a number of inherent risks and challenges discussed elsewhere in this Interim MD&A and in the AIF.

Our results for the three and nine months ended September 30, 2026 were impacted by acquisitions as well as organic growth during the period as a result, in part, from the pricing strategies that we implemented and changes in volume, partially offset by the impact of inflationary pressures and certain labour wage rate pressures. Our ability to leverage our scalable network to drive operational cost efficiencies also impacted our performance for the period. Our results are influenced by seasonality and tend to be lower in the first quarter of the year, primarily due to winter weather conditions which are pronounced in Canada, and higher in the second and third quarters of the year, due to the higher volume of waste generated during the summer months in many of our markets.

We intend to continue to grow our business and generate improvements in our financial performance by expanding our service offerings into new geographic markets and extending our geographic footprint to increase regional density across our business lines, thereby increasing margins. Our success in achieving these goals is dependent on our ability to execute on our three-pronged strategy of (i) continuing to generate strong, stable organic revenue growth, (ii) successfully executing strategic, accretive acquisitions, and (iii) continuing to drive operating cost efficiencies across our platform.

Strong, Stable Organic Revenue Growth

Our ability to generate strong, stable organic revenue growth across macroeconomic cycles depends on our ability to increase the breadth and depth of services that we provide to our existing customers, realize on cross-selling opportunities between our complementary service capabilities, obtain price and surcharge increases, win new contracts, realize renewals or extensions of existing contracts and expand into new or adjacent markets. We believe that executing on this strategy will continue to drive our organic revenue growth and free cash flow generation.

Our business is well-diversified across business lines, geographies and customers. We believe that our continued success depends on our ability to further enhance and leverage this diversification, a key component of which is our ability to offer our customers a comprehensive service offering across our business lines backed by an extensive geography across Canada and the U.S. The majority of the revenue we generate is derived from secondary markets, with revenue derived from major metropolitan centres representing the majority of our residential revenue.

We also believe we are well positioned to respond to changing customer needs and regulatory demands in order to maintain our success. This includes being able to respond to legal requirements and customer demands to divert waste away from landfill disposal by continuing to expand our ability to collect and process multiple streams of material.

Our diversified business model also complements our acquisition strategy. Multiple business lines allow us to source acquisitions from a broader pool of potential targets. Maintaining a diversified model is therefore critical to capitalizing on accretive acquisition opportunities and helping to reduce execution and business risk inherent in single-market and single-service offering strategies.

Executing Strategic, Accretive Acquisitions

Our ability to identify, execute and integrate accretive acquisitions is a key driver of our growth. Given the significant fragmentation that exists in the North American environmental services industry, our growth and success depend on our ability to realize on consolidation opportunities in our business lines.

Since 2007, we have completed over 300 acquisitions across our lines of business. We focus on selectively acquiring premier independent regional operators to create platforms in new markets, followed by tuck-in acquisitions to help increase density and scale. Integration of these acquisitions with our existing platform is a key factor to our success, along with continuing to identify and act upon these attractive consolidation opportunities.

In addition, successful execution of acquisitions opens new markets to us, provides us with new opportunities to realize cross-selling opportunities and drives procurement and cost synergies across our operations.

Driving Operating Cost Efficiencies

We provide our services through a strategically-located network of facilities in Canada and in the U.S. In each of our geographic markets, our strong competitive position is supported by and depends on the significant capital investment required to replicate our network infrastructure and asset base, as well as by stringent permitting and regulatory compliance requirements. Our continued success also depends on our ability to leverage our scalable network to attract and retain customers across service lines, realize operational efficiencies and extract procurement and cost synergies.

It is also key that we continue to leverage our scalable capabilities to drive operating margin expansion and realize cost synergies. This includes using the capacity of our existing facilities, technology processes and people to support future growth and provide economies of scale, as well as increasing route density and servicing new contract wins with our existing network of assets and fleet to enhance the profitability of each of our business lines.

Our success also depends on our ability to continue to make strategic investments in our business, including substantial capital investments in our facilities, technology processes and administrative capabilities to support our future growth. Our ability to improve our operating margins and our selling, general and administrative expense margins by maintaining strong discipline in our cost structure and regularly reviewing our practices to manage expenses and increase efficiency will also impact our operating results.

2. Operating Results

Analysis of results for the three and nine months ended September 30, 2026 compared to the three and nine months ended September 30, 2025

The following tables summarize certain operating results and other financial data for the periods indicated, which have been derived from our Interim Financial Statements and related notes:

	Three months ended	Three months ended	Change
($ millions except per share amounts)	September 30, 2026	September 30, 2025	$	%
Revenue	$2,155.3	$1,694.2	$461.1	27.2%
Expenses
Cost of sales	1,728.7	1,324.0	404.7	30.6
Selling, general and administrative expenses	277.2	203.3	73.9	36.4
Interest and other finance costs	179.4	129.2	50.2	38.9
Other income(1)	(0.4)	(83.0)	82.6	99.5
Share of net income of investments accounted for using the equity method(1)	(18.2)	(5.5)	(12.7)	(230.9)
(Loss) income before income taxes	(11.4)	126.2	(137.6)	(109.0)
Income tax expense(1)	16.6	35.8	(19.2)	(53.6)
Net (loss) income	(28.0)	90.4	(118.4)	(131.0)
Less: Net loss attributable to non-controlling interests	(6.4)	(6.2)	(0.2)	(3.2)
Net (loss) income attributable to GFL Environmental Inc.	(21.6)	96.6	(118.2)	(122.4)
(Loss) income per share, basic(1)	(0.09)	0.23	(0.32)	(139.1)
(Loss) income per share, diluted(1)	(0.09)	0.23	(0.32)	(139.1)
Adjusted EBITDA(2)	$678.7	$535.1	$143.6	26.8%

	Nine months ended	Nine months ended	Change
($ millions except per share amounts)	September 30, 2026	September 30, 2025	$	%
Revenue	$5,746.9	$4,929.5	$817.4	16.6%
Expenses
Cost of sales	4,634.7	3,899.8	734.9	18.8
Selling, general and administrative expenses	819.3	712.7	106.6	15.0
Interest and other finance costs	482.9	460.7	22.2	4.8
Other expenses (income)(1)	229.6	(371.1)	600.7	161.9
Share of net loss of investments accounted for using the equity method(1)	48.0	101.5	(53.5)	(52.7)
(Loss) income before income taxes	(467.6)	125.9	(593.5)	(471.4)
Income tax (recovery) expense(1)	(57.8)	2.4	(60.2)	(2508.3)
Net (loss) income from continuing operations	(409.8)	123.5	(533.3)	(431.8)
Net income from discontinued operations	—	3,620.8	(3,620.8)	(100.0)
Net (loss) income	(409.8)	3,744.3	(4,154.1)	(110.9)
Less: Net loss attributable to non-controlling interests	(12.7)	(11.0)	(1.7)	(15.5)
Net (loss) income attributable to GFL Environmental Inc.	(397.1)	3,755.3	(4,152.4)	(110.6)
(Loss) income per share, basic(1)	(1.17)	9.97	(11.14)	(111.7)
(Loss) income per share, diluted(1)	(1.17)	9.75	(10.92)	(112.0)
Adjusted EBITDA(2)	$1,748.4	$1,476.3	$272.1	18.4%

	September 30, 2026	December 31, 2025	Change
Total assets(1)	$29,029.2	$19,202.5	$9,826.7
Total cash	296.5	85.6	210.9
Total long-term debt	11,671.4	7,422.6	4,248.8
Total liabilities(1)	17,129.0	11,788.8	5,340.2
Total shareholders’ equity(1)	$11,900.2	$7,413.7	$4,486.5

(1)	Certain adjustments were made to the results of GFL Environmental Services for the year ended December 31, 2025, related to measurement period adjustments impacting our initial investment in the associate. Accordingly, comparative amounts have been revised for the three and nine months ended September 30, 2025 and as of December 31, 2025. Refer to Note 3 and 9 in our Interim Financial Statements.

(2)	Adjusted EBITDA is a non-IFRS measure. Refer to the section entitled “Non-IFRS Financial Measures and Key Performance Indicators”.

Revenue

The following tables summarize revenue by service type for the periods indicated:

	Three months ended September 30, 2026		Three months ended September 30, 2025		Change
($ millions)	Revenue	%	Revenue	%	$	%
Residential	$475.1	22.0%	$376.1	22.2%	$99.0	26.3%
Commercial/industrial	917.8	42.6	768.5	45.4	149.3	19.4
Total collection	1,392.9	64.6	1,144.6	67.6	248.3	21.7
Landfill	355.6	16.5	310.5	18.3	45.1	14.5
Transfer	314.0	14.6	245.9	14.5	68.1	27.7
Material recovery	150.1	7.0	129.1	7.6	21.0	16.3
Other	181.2	8.4	93.5	5.5	87.7	93.8
Gross revenue	2,393.8	111.1	1,923.6	113.5	470.2	24.4
Intercompany revenue	(238.5)	(11.1)	(229.4)	(13.5)	(9.1)	4.0
Revenue	$2,155.3	100.0%	$1,694.2	100.0%	$461.1	27.2%

	Nine months ended September 30, 2026		Nine months ended September 30, 2025		Change
($ millions)	Revenue	%	Revenue	%	$	%
Residential	$1,335.6	23.2%	$1,114.6	22.6%	$221.0	19.8%
Commercial/industrial	2,574.0	44.8	2,241.5	45.5	332.5	14.8
Total collection	3,909.6	68.0	3,356.1	68.1	553.5	16.5
Landfill	959.6	16.7	880.0	17.9	79.6	9.0
Transfer	787.6	13.7	701.0	14.2	86.6	12.4
Material recovery	405.2	7.1	382.4	7.8	22.8	6.0
Other	358.7	6.2	264.6	5.3	94.1	35.6
Gross revenue	6,420.7	111.7	5,584.1	113.3	836.6	15.0
Intercompany revenue	(673.8)	(11.7)	(654.6)	(13.3)	(19.2)	2.9
Revenue	$5,746.9	100.0%	$4,929.5	100.0%	$817.4	16.6%

Revenue for the three months ended September 30, 2026 increased by $461.1 million to $2,155.3 million, compared to the three months ended September 30, 2025. Revenue increased by 27.2%, including 18.7% from acquisitions completed since July 1, 2025, 5.7% from core pricing, 1.5% from surcharges and 0.3% from higher commodity prices. Partially offsetting these increases was negative volume of 0.1%. Changes in foreign exchange rates increased revenue by 1.1%.

Revenue for the nine months ended September 30, 2026 increased by $817.4 million to $5,746.9 million, compared to the nine months ended September 30, 2025. Revenue increased by 16.6%, including 11.0% from acquisitions completed since January 1, 2025, 6.3% from core pricing and 0.7% from surcharges. Partially offsetting these increases were lower commodity prices of 0.2% and negative volume of 0.6%. Changes in foreign exchange rates decreased revenue by 0.6%.

Cost of Sales

The following tables summarize cost of sales for the periods indicated:

	Three months ended September 30, 2026		Three months ended September 30, 2025		Change
($ millions)	Cost	% of Revenue	Cost	% of Revenue	$	%
Transfer and disposal costs	$394.6	18.3%	$285.4	16.8%	$109.2	38.3%
Labour and benefits	427.4	19.8	353.7	20.9	73.7	20.8
Maintenance and repairs	203.0	9.4	171.7	10.1	31.3	18.2
Fuel	107.3	5.0	64.7	3.8	42.6	65.8
Other cost of sales	146.0	6.8	121.6	7.2	24.4	20.1
Subtotal	1,278.3	59.3	997.1	58.8	281.2	28.2
Depreciation expense	355.1	16.5	258.6	15.3	96.5	37.3
Amortization of intangible assets	87.7	4.1	65.3	3.9	22.4	34.3
Acquisition, rebranding and other integration costs	7.6	0.3	3.0	0.2	4.6	153.3
Cost of sales	$1,728.7	80.2%	$1,324.0	78.2%	$404.7	30.6%

	Nine months ended September 30, 2026		Nine months ended September 30, 2025		Change
($ millions)	Cost	% of Revenue	Cost	% of Revenue	$	%
Transfer and disposal costs	$1,001.6	17.4%	$814.2	16.5%	$187.4	23.0%
Labour and benefits	1,180.8	20.5	1,036.6	21.0	144.2	13.9
Maintenance and repairs	563.3	9.8	517.9	10.5	45.4	8.8
Fuel	285.2	5.0	196.8	4.0	88.4	44.9
Other cost of sales	417.5	7.3	379.2	7.7	38.3	10.1
Subtotal	3,448.4	60.0	2,944.7	59.7	503.7	17.1
Depreciation expense	919.7	16.0	760.7	15.4	159.0	20.9
Amortization of intangible assets	239.3	4.1	187.5	3.8	51.8	27.6
Acquisition, rebranding and other integration costs	27.3	0.5	6.9	0.1	20.4	295.7
Cost of sales	$4,634.7	80.6%	$3,899.8	79.0%	$734.9	18.8%

Cost of sales increased by $404.7 million to $1,728.7 million for the three months ended September 30, 2026, compared to the three months ended September 30, 2025, predominantly attributable to the impact of acquisitions and organic growth of the business. Transfer and disposal costs increased primarily as a result of higher volumes at our transfer stations and landfills, as well as higher transportation costs, including fuel related increases from third party haulers. Royalty fees relating to higher landfill special waste volumes and higher subcontracting costs also increased transfer and disposal costs. Labour and benefit costs increased as a result of higher wage rates. Maintenance and repair costs increased primarily as a result of acquisition activity. Fuel costs increased primarily due to an increase in the price of fuel. Other cost of sales increased predominantly due to acquisitions, partially offset by the realization of ongoing operating cost efficiencies. Changes in foreign exchange rates increased cost of sales by $10.7 million.

Cost of sales increased by $734.9 million to $4,634.7 million for the nine months ended September 30, 2026, compared to the nine months ended September 30, 2025, predominantly attributable to the impact of acquisitions and organic growth of the business. Transfer and disposal costs increased primarily as a result of higher volumes at our landfills and higher transportation costs, including fuel related increases from third party haulers. Royalty fees relating to third party landfill volumes and higher subcontracting costs also increased transfer and disposal costs. Labour and benefit costs increased as a result of higher wage rates. Maintenance and repair costs increased primarily as a result of acquisition activity. Fuel costs increased primarily due to an increase in the price of fuel. Other cost of sales increased predominantly due to acquisitions, partially offset by the realization of ongoing operating cost efficiencies. Changes in foreign exchange rates decreased cost of sales by $19.5 million.

Cost of sales as a percentage of revenue for the three and nine months ended September 30, 2026 increased by 200 basis points to 80.2% and by 160 basis points to 80.6%, respectively, compared to the three and nine months ended September 30, 2025. Changes in the individual cost categories were the result of the impact of changes in business mix, our pricing strategies and the realization of ongoing operating cost efficiencies, partially offset by the increase in the price of fuel and inflationary cost pressures. Excluding depreciation expense, amortization of intangible assets and acquisition, rebranding and other integration costs, cost of sales as a percentage of revenue for the three and nine months ended September 30, 2026 increased by 50 basis points to 59.3% and by 30 basis points to 60.0%, respectively, compared to the three and nine months ended September 30, 2025.

Selling, General and Administrative Expenses (“SG&A”)

The following tables summarize SG&A for the periods indicated:

	Three months ended September 30, 2026		Three months ended September 30, 2025		Change
($ millions)	Cost	% of Revenue	Cost	% of Revenue	$	%
Salaries and benefits	$117.6	5.4%	$103.8	6.0%	$13.8	13.3%
Share-based payments	23.8	1.1	18.6	1.1	5.2	28.0
Other	78.8	3.7	63.6	3.8	15.2	23.9
Subtotal	220.2	10.2	186.0	10.9	34.2	18.4
Depreciation expense	10.5	0.5	9.6	0.6	0.9	9.4
Transaction costs	46.5	2.2	7.7	0.5	38.8	503.9
Selling, general and administrative expenses	$277.2	12.9%	$203.3	12.0%	$73.9	36.4%

	Nine months ended September 30, 2026		Nine months ended September 30, 2025		Change
($ millions)	Cost	% of Revenue	Cost	% of Revenue	$	%
Salaries and benefits	$342.9	6.0%	$318.7	6.5%	$24.2	7.6%
Share-based payments	87.0	1.5	93.7	1.9	(6.7)	(7.2)
Other	215.5	3.7	202.9	4.1	12.6	6.2
Subtotal	645.4	11.2	615.3	12.5	30.1	4.9
Depreciation expense	29.1	0.6	27.5	0.6	1.6	5.8
Transaction costs	70.6	1.2	38.1	0.8	32.5	85.3
Founder/CEO remuneration	74.2	1.3	31.8	0.6	42.4	133.3
Selling, general and administrative expenses	$819.3	14.3%	$712.7	14.5%	$106.6	15.0%

SG&A increased by $73.9 million to $277.2 million for the three months ended September 30, 2026, compared to the three months ended September 30, 2025. The increase was attributable to incremental salaries and benefits related to the number and size of businesses acquired since July 1, 2025, an increase in transaction costs associated with higher acquisition activity and an increase in discretionary costs such as travel expense. Changes in foreign exchange rates increased SG&A by $1.6 million. SG&A as a percentage of revenue for the three months ended September 30, 2026 increased by 90 basis points to 12.9% compared to the three months ended September 30, 2025. Excluding depreciation expense and transaction costs, SG&A as a percentage of revenue for the three months ended September 30, 2026 decreased by 70 basis points to 10.2% compared to the three months ended September 30, 2025.

SG&A increased by $106.6 million to $819.3 million for the nine months ended September 30, 2026, compared to the nine months ended September 30, 2025. The increase was predominantly attributable to incremental salaries and benefits related to the number and size of businesses acquired since January 1, 2025, an increase in transaction costs associated with higher acquisition activity, an increase in discretionary costs such as travel expense and an increase in cash remuneration paid to our Founder and CEO. Partially offsetting the increase was a decrease in share based payments. Changes in foreign exchange rates decreased SG&A by $3.4 million. SG&A as a percentage of revenue for the nine months ended September 30, 2026 decreased by 20 basis points to 14.3% compared to the nine months ended September 30, 2025. Excluding depreciation expense, transaction costs and Founder/CEO remuneration, SG&A as a percentage of revenue for the nine months ended September 30, 2026 decreased by 130 basis points to 11.2% compared to the nine months ended September 30, 2025.

Interest and Other Finance Costs

The following tables summarize interest and other finance costs for the periods indicated:

	Three months ended	Three months ended	Change
($ millions)	September 30, 2026	September 30, 2025	$	%
Interest	$148.5	$106.7	$41.8	39.2%
Amortization of deferred financing costs	4.8	3.3	1.5	45.5
Accretion of closure and post-closure obligations	17.4	13.4	4.0	29.9
Other finance costs	8.7	5.8	2.9	50.0
Interest and other finance costs	$179.4	$129.2	$50.2	38.9%

	Nine months ended	Nine months ended	Change
($ millions)	September 30, 2026	September 30, 2025(1)	$	%
Interest	$402.1	$345.5	$56.6	16.4%
Amortization of deferred financing costs	10.6	30.2	(19.6)	(64.9)
Accretion of closure and post-closure obligations	47.1	39.1	8.0	20.5
Other finance costs	23.1	45.9	(22.8)	(49.7)
Interest and other finance costs	$482.9	$460.7	$22.2	4.8%

(1)	Includes reclassification of $30.5 million into Other finance costs from Termination of hedged arrangements.

Interest and other finance costs increased by $50.2 million to $179.4 million for the three months ended September 30, 2026, compared to the three months ended September 30, 2025. The increase was predominantly due to a $41.8 million increase in interest expense as a result of additional long-term debt incurred.

Interest and other finance costs increased by $22.2 million to $482.9 million for the nine months ended September 30, 2026, compared to the nine months ended September 30, 2025. The increase was predominantly due to a $56.6 million increase in interest expense as a result of additional long-term debt incurred. The increase was partially offset by a $22.8 million decrease in other finance costs, which is primarily due to a decrease in loss on the termination of hedged arrangements and a $19.6 million decrease in the amortization of deferred financing costs, which is primarily due to the derecognition of deferred financing costs associated with long-term debt repaid in the prior year period.

Other (Income) Expenses

The following tables summarize other (income) expenses for the periods indicated:

	Three months ended	Three months ended	Change
($ millions)	September 30, 2026	September 30, 2025	$	%
Loss on foreign exchange	$4.7	$100.5	$(95.8)	(95.3)%
(Gain) loss on sale of property and equipment	(10.3)	4.1	(14.4)	(351.2)
Change in value on Call Option	15.0	—	15.0	—
Other(1)	(9.8)	(187.6)	177.8	94.8
Other income	$(0.4)	$(83.0)	$82.6	99.5%

	Nine months ended	Nine months ended	Change
($ millions)	September 30, 2026	September 30, 2025	$	%
Loss (gain) on foreign exchange	$196.7	$(171.6)	$368.3	214.6%
(Gain) loss on sale of property and equipment	(14.2)	4.5	(18.7)	(415.6)
Change in value on Call Option	45.0	—	45.0	—
Other(1)	2.1	(204.0)	206.1	101.0
Other expenses (income)	$229.6	$(371.1)	$600.7	161.9%

(1)	Certain adjustments were made to the results of GFL Environmental Services for the year ended December 31, 2025, related to measurement period adjustments impacting our initial investment in the associate. Accordingly, comparative amounts have been revised for the three and nine months ended September 30, 2025. Refer to Note 3 in our Interim Financial Statements.

Other income decreased by $82.6 million to $0.4 million for the three months ended September 30, 2026, compared to $83.0 million for the three months ended September 30, 2025. The decrease was predominantly due to a $177.8 million decrease in other primarily from a gain on the partial sale of our equity investment in Green Infrastructure Partners Inc. (“GIP”) in the prior year period and a $15.0 million change in value of the Call Option. The decrease was partially offset by a $95.8 million decrease in non-cash foreign exchange loss arising from the revaluation of the unhedged portion of our U.S. dollar denominated debt to Canadian dollars based on the foreign exchange rate as at September 30, 2026. The decrease was also due to a $14.4 million change in the gain on sale of property and equipment.

Other expenses increased by $600.7 million to $229.6 million for the nine months ended September 30, 2026, compared to other income of $371.1 million for the nine months ended September 30, 2025. The increase was predominantly due to a $368.3 million change in non-cash foreign exchange loss arising from the revaluation of the unhedged portion of our U.S. dollar denominated debt to Canadian dollars based on the foreign exchange rate as at September 30, 2026. The increase was also due to a $45.0 million change in the value of the Call Option and a $206.1 million increase in other primarily from a gain on the partial sale of our equity investment in GIP in the prior year period. Partially offsetting these increases was a $18.7 million change in the gain on sale of property and equipment.

Share of Income (Loss) of Investments

For the three and nine months ended September 30, 2026, GFL’s share of income (loss) from associates was $17.4 million and $(54.2) million ($3.0 million and $(104.7) million for the three and nine months ended September 30, 2025). For the three and nine months ended September 30, 2026, GFL’s share of total comprehensive income (loss) from associates was $44.3 million and $(40.6) million ($7.8 million and $(129.9) million for the three and nine months ended September 30, 2025).

Certain adjustments were made to the results of GFL Environmental Services for the year ended December 31, 2025, related to measurement period adjustments impacting our initial investment in the associate. Accordingly, comparative amounts have been revised for the three and nine months ended September 30, 2025 and as at December 31, 2025. We have determined that the impact of these adjustments to our historical financial statements is not material. Refer to Note 3 in our Interim Financial Statements for details.

For the three and nine months ended September 30, 2026, GFL’s share of income and total comprehensive income from joint ventures was $0.8 million and $6.2 million ($2.5 million and $3.2 million for the three and nine months ended September 30, 2025).

Income Tax Expense (Recovery)

Income tax expense decreased by $19.2 million to $16.6 million for the three months ended September 30, 2026, compared to the three months ended September 30, 2025. The decrease was primarily due to changes in (loss) income before taxes.

Income tax recovery increased by $60.2 million to $57.8 million for the nine months ended September 30, 2026, compared to income tax expense of $2.4 million for the nine months ended September 30, 2025. The increase was primarily due to changes in (loss) income before taxes.

Our basis for recording deferred income tax assets is the availability of deferred income tax liabilities and the probability of sufficient taxable income in the future that will allow for the realization of these deferred income tax assets.

3. Operating Segment Results

Our main lines of business are the transporting, managing, recycling, processing and disposal of solid and industrial waste. Our operating segments are based on geography between Canada and the U.S., each of which includes activities related to hauling, landfill, transfer and material recycling facilities (“MRF”).

The results for our operating segments are presented in accordance with the same criteria used for the internal report prepared for the chief operating decision-maker (“CODM”) who is responsible for allocating the resources and assessing the performance of the operating segments. The CODM assesses the performance of the segments based on several factors, including gross revenue, intercompany revenue, revenue and Adjusted EBITDA.

Analysis of results for the three and nine months ended September 30, 2026 compared to the three and nine months ended September 30, 2025

The following tables present revenue and Adjusted EBITDA by operating segment for the periods indicated. Gross revenue is calculated based on revenue before intercompany eliminations.

	Three months ended September 30, 2026
	Gross Revenue	Intercompany Revenue	Revenue	Adjusted EBITDA(1)	Adjusted EBITDA Margin(1)
Canada	$836.0	$(63.0)	$773.0	$275.6	35.7%
USA	1,557.8	(175.5)	1,382.3	466.6	33.8
Solid Waste	2,393.8	(238.5)	2,155.3	742.2	34.4
Corporate	—	—	—	(63.5)	—
	$2,393.8	$(238.5)	$2,155.3	$678.7	31.5%

	Three months ended September 30, 2025
	Gross Revenue	Intercompany Revenue	Revenue	Adjusted EBITDA(1)	Adjusted EBITDA Margin(1)
Canada	$623.9	$(64.8)	$559.1	$188.0	33.6%
USA	1,299.7	(164.6)	1,135.1	409.4	36.1
Solid Waste	1,923.6	(229.4)	1,694.2	597.4	35.3
Corporate	—	—	—	(62.3)	—
	$1,923.6	$(229.4)	$1,694.2	$535.1	31.6%

	Nine months ended September 30, 2026
	Gross Revenue	Intercompany Revenue	Revenue	Adjusted EBITDA(1)	Adjusted EBITDA Margin(1)
Canada	$2,101.9	$(183.8)	$1,918.1	$650.3	33.9%
USA	4,318.8	(490.0)	3,828.8	1,285.5	33.6
Solid Waste	6,420.7	(673.8)	5,746.9	1,935.8	33.7
Corporate	—	—	—	(187.4)	—
	$6,420.7	$(673.8)	$5,746.9	$1,748.4	30.4%

	Nine months ended September 30, 2025
	Gross Revenue	Intercompany Revenue	Revenue	Adjusted EBITDA(1)	Adjusted EBITDA Margin(1)
Canada	$1,796.1	$(186.3)	$1,609.8	$513.7	31.9%
USA	3,788.0	(468.3)	3,319.7	1,163.4	35.0
Solid Waste	5,584.1	(654.6)	4,929.5	1,677.1	34.0
Corporate	—	—	—	(200.8)	—
	$5,584.1	$(654.6)	$4,929.5	$1,476.3	29.9%

(1)  Adjusted EBITDA and Adjusted EBITDA margin are a non-IFRS measures. Refer to the section entitled “Non-IFRS Financial Measures and Key Performance Indicators”.

Solid Waste — Canada Operating Segment

Revenue increased by $213.9 million to $773.0 million for the three months ended September 30, 2026, compared to the three months ended September 30, 2025. The increase was due to acquisitions completed since July 1, 2025 which contributed approximately $153.5 million of revenue, $38.3 million from price increases, $8.8 million from higher surcharges, $11.6 million from higher volume and $1.7 million from higher selling prices for the saleable commodities generated from our MRF operations.

Revenue increased by $308.3 million to $1,918.1 million for the nine months ended September 30, 2026, compared to the nine months ended September 30, 2025. The increase was due to acquisitions completed since January 1, 2025 which contributed approximately $168.0 million of revenue, $114.7 million from price increases, $12.0 million from higher surcharges and $17.9 million from higher volume. The increase was partially offset by $4.3 million from lower selling prices for the saleable commodities generated from our MRF operations.

Adjusted EBITDA increased by $87.6 million to $275.6 million for the three months ended September 30, 2026, compared to the three months ended September 30, 2025, predominantly attributable to the previously described change in revenue. Adjusted EBITDA margin was 35.7% for the three months ended September 30, 2026, an increase of 210 basis points compared to the three months ended September 30, 2025. The increase was attributable to organic margin expansion resulting from the execution of our pricing strategies and the realization of ongoing operating cost efficiencies, renewed recycling processing and collection contracts and the impact of higher commodity prices. Partially offsetting this increase was the impact of higher fuel costs and increased transportation costs driven by higher volumes at our transfer stations and fuel related increases from third party haulers. The incremental revenue from acquisitions contributed Adjusted EBITDA margin higher than the existing base business, positively impacting the overall Adjusted EBITDA margin.

Adjusted EBITDA increased by $136.6 million to $650.3 million for the nine months ended September 30, 2026, compared to the nine months ended September 30, 2025, predominantly attributable to the previously described change in revenue. Adjusted EBITDA margin for the nine months ended September 30, 2026 was 33.9%, an increase of 200 basis points compared to the nine months ended September 30, 2025. The increase was predominantly attributable to organic margin expansion resulting from the execution of our pricing strategies and the realization of ongoing operating cost efficiencies and renewed recycling processing and collection contracts. Partially offsetting this increase was the impact of lower commodity prices, higher fuel costs and increased transportation costs driven by higher volumes at our transfer stations and fuel related increases from third party haulers. The incremental revenue from acquisitions contributed Adjusted EBITDA margin higher than the existing base business, positively impacting the overall Adjusted EBITDA margin.

Solid Waste — USA Operating Segment

Revenue increased by $247.2 million to $1,382.3 million for the three months ended September 30, 2026, compared to the three months ended September 30, 2025. The increase was due to acquisitions completed since July 1, 2025, which contributed approximately $164.0 million, $58.5 million from price increases, $17.3 million from higher surcharges and $2.9 million from higher selling prices for the saleable commodities generated from our MRF operations. Volume decreased revenue by $13.7 million for the three months ended September 30, 2026, compared to the three months ended September 30, 2025, predominantly due to volume losses in our collection business. Revenue increased by $18.2 million for the three months ended September 30, 2026, compared to the three months ended September 30, 2025, as a result of changes in the foreign exchange rate.

Revenue increased by $509.1 million to $3,828.8 million for the nine months ended September 30, 2026, compared to the nine months ended September 30, 2025. The increase was due to acquisitions completed since January 1, 2025, which contributed approximately $375.4 million of revenue, $193.6 million from price increases and $23.5 million from higher surcharges. The increase was partially offset by $3.7 million from lower selling prices for the saleable commodities generated from our MRF operations. Volume decreased revenue by $49.5 million for the nine months ended September 30, 2026, compared to the nine months ended September 30, 2025, predominantly due to non-regrettable volume losses in our collection businesses, volume losses as a result of hurricane activity in the prior year period and weather related impacts. Revenue decreased by $30.2 million for the nine months ended September 30, 2026, compared to the nine months ended September 30, 2025, as a result of changes in the foreign exchange rate.

Adjusted EBITDA increased by $57.2 million to $466.6 million for the three months ended September 30, 2026, compared to the three months ended September 30, 2025, predominantly attributable to the previously described change in revenue. Adjusted EBITDA margin was 33.8% for the three months ended September 30, 2026, a decrease of 230 basis points compared to the three months ended September 30, 2025. The decrease was primarily due to the impact of higher fuel costs, higher landfill operating costs, lower contribution from our renewable natural gas joint ventures and a decrease in collection volumes. Partially offsetting the decrease was the impact of higher commodity prices. The incremental revenue from acquisitions contributed Adjusted EBITDA margin lower than the existing base business, negatively impacting the overall Adjusted EBITDA margin.

Adjusted EBITDA increased by $122.1 million to $1,285.5 million for the nine months ended September 30, 2026, compared to the nine months ended September 30, 2025, predominantly attributable to the previously described change in revenue. Adjusted EBITDA margin was 33.6% for the nine months ended September 30, 2026, a decrease of 140 basis points compared to the nine months ended September 30, 2025. The decrease was predominantly attributable to the impact of higher fuel costs, higher landfill operating costs, a decrease in collection, transfer station and landfill volumes and weather related impacts. Partially offsetting the decrease was an increase attributable to organic margin expansion resulting from the execution of our pricing strategies and the realization of ongoing operating cost efficiencies, the contribution from our renewable natural gas joint ventures and non-regrettable volume losses in our collection business. The incremental revenue from acquisitions contributed Adjusted EBITDA margin lower than the existing base business, negatively impacting the overall Adjusted EBITDA margin.

Corporate

Corporate costs increased by $1.2 million to $63.5 million for the three months ended September 30, 2026, compared to the three months ended September 30, 2025. The increase was primarily attributable to information technology infrastructure investments to support the growth in the business. This was partially offset by lower headcount associated with administrative and support functions and the realization of corporate cost efficiencies. Corporate costs as a percentage of total revenue were 2.9% for the three months ended September 30, 2026, a decrease of 80 basis points compared to the three months ended September 30, 2025.

Corporate costs decreased by $13.4 million to $187.4 million for the nine months ended September 30, 2026, compared to the nine months ended September 30, 2025. The decrease was primarily attributable to lower headcount associated with administrative and support functions and the realization of corporate cost efficiencies. Corporate costs as a percentage of total revenue were 3.3% for the nine months ended September 30, 2026, a decrease of 80 basis points compared to the nine months ended September 30, 2025.

4. Liquidity and Capital Resources

We intend to meet our currently anticipated capital requirements through cash flows from operations and borrowing capacity under our Revolving Credit Facility (defined below). We expect that these sources will be sufficient to meet our current operating capital needs, pay our dividends and fund certain tuck-in acquisitions consistent with our strategy.

Cash Flows

Cash flows for the three and nine months ended September 30, 2026 compared to the three and nine months ended September 30, 2025

	Three months ended	Three months ended	Change
($ millions)	September 30, 2026	September 30, 2025	$	%
Cash flows from operating activities	$365.0	$391.1	$(26.1)	(6.7)%
Cash flows used in investing activities	(1,304.4)	(414.8)	(889.6)	(214.5)
Cash flows from financing activities	1,042.9	79.2	963.7	1216.8
Increase in cash	103.5	55.5
Changes due to foreign exchange revaluation of cash	0.9	(0.6)
Cash, beginning of period	192.1	139.7
Cash, end of period	$296.5	$194.6

	Nine months ended	Nine months ended	Change
($ millions)	September 30, 2026	September 30, 2025	$	%
Cash flows from operating activities	$950.1	$870.7	$79.4	9.1%
Cash flows (used in) from investing activities	(3,443.5)	4,534.6	(7,978.1)	(175.9)
Cash flows from (used in) financing activities	2,702.7	(5,338.9)	8,041.6	150.6
Increase in cash	209.3	66.4
Changes due to foreign exchange revaluation of cash	1.6	(5.6)
Cash, beginning of period	85.6	133.8
Cash, end of period	$296.5	$194.6

Operating Activities

Cash flows from operating activities decreased by $26.1 million to $365.0 million for the three months ended September 30, 2026, compared to the three months ended September 30, 2025. The decrease was predominantly due to an increase of $54.4 million of cash interest paid on additional long-term debt incurred in the current period and an increase of $12.5 million of cash taxes paid. The decrease was partially offset by an increase in Adjusted EBITDA for the three months ended September 30, 2026.

Additionally, changes in non-cash working capital items resulted in a use of cash of $61.5 million for the three months ended September 30, 2026, compared to a source of cash of $8.4 million for the three months ended September 30, 2025. Refer to Note 13 in our Interim Financial Statements for details.

Cash flows from operating activities increased by $79.4 million to $950.1 million for the nine months ended September 30, 2026, compared to the nine months ended September 30, 2025. This increase was inclusive of $69.6 million of cash flows from operating activities from GFL Environmental Services in the nine months ended September 30, 2025. Excluding the contribution from GFL Environmental Services, cash flows from operating activities increased by $149.0 million. The increase was predominantly due to an increase in Adjusted EBITDA for the nine months ended September 30, 2026. The increase was partially offset by an increase of $15.8 million of cash taxes paid.

Additionally, changes in non-cash working capital items resulted in a use of cash of $193.1 million for the nine months ended September 30, 2026, compared to $145.4 million for the nine months ended September 30, 2025. Refer to Note 13 in our Interim Financial Statements for details.

Investing Activities

Cash flows used in investing activities increased by $889.6 million to $1,304.4 million for the three months ended September 30, 2026, compared to the three months ended September 30, 2025. The increase was predominantly attributable to an increase in acquisition and investment expenditures of $754.7 million and a decrease of $205.1 million in distribution received from associates and joint ventures. This was partially offset by a decrease in capital expenditures of $50.5 million and an increase in proceeds on disposal of assets of $16.3 million included in the three months ended September 30, 2025.

Cash flows used in investing activities increased by $7,978.1 million to $3,443.5 million for the nine months ended September 30, 2026, compared to cash flows from investing activities of $4,534.6 million for the nine months ended September 30, 2025. The change was predominantly attributable to a decrease of $5,817.1 million in proceeds from divestitures, an increase in acquisition and investment expenditures of $1,953.3 million, a decrease in distribution received from associates and joint ventures of $205.9 million and an increase in capital expenditures of $19.7 million. The change was partially offset by an increase in proceeds on disposal of assets of $17.9 million included in the nine months ended September 30, 2025.

Financing Activities

Cash flows from financing activities increased by $963.7 million to $1,042.9 million for the three months ended September 30, 2026, compared to the three months ended September 30, 2025. The increase was primarily due to a $629.3 million increase in the net change in long-term debt and a $346.3 million decrease in amounts used to repurchase subordinate voting shares. The increase was partially offset by an increase in payment of financing costs of $31.4 million.

Cash flows from financing activities increased by $8,041.6 million to $2,702.7 million for the nine months ended September 30, 2026, compared to cash flows used in financing activities of $5,338.9 million for the nine months ended September 30, 2025. The change was predominantly due to a $5,432.5 million increase in the net change in long-term debt and a $2,687.5 million decrease in amounts used to repurchase subordinate voting shares. The change was partially offset by an increase of $47.5 million in payment of financing costs, an increase of $28.4 million in payment of contingent purchase consideration and holdbacks and a decrease of $28.0 million in proceeds from the termination of hedged arrangements.

Available Sources of Liquidity

The following table summarizes our cash and amounts available under our Revolving Credit Facility as of the dates indicated:

($ millions)	As at September 30, 2026	As at December 31, 2025
Cash on hand	$296.5	$85.6
Amounts available under our Revolving Credit Facility(1)	820.2	1,008.5
	$1,116.7	$1,094.1

(1)	Amounts available under our Revolving Credit Facility are comprised of the aggregate total capacity available under the Revolving Credit Facility, less amounts drawn and letters of credit drawn under the Revolving Credit Facility.

Under our amended and restated revolving credit agreement dated as of September 27, 2021 and as amended and restated through September 1, 2026 (the “Revolving Credit Agreement”), we have access to a $2,000.0 million revolving credit facility (available in Canadian and U.S. dollars), a $25.0 million revolving credit facility (available in U.S. dollars) and an aggregate $1,000.0 million accordion feature (collectively, the “Revolving Credit Facility”). The Revolving Credit Facility matures on April 29, 2030 and accrues interest at a rate of CORRA/SOFR plus 1.125% to 1.750% plus a credit spread adjustment or Canadian/US prime plus 0.125% to 0.750%. As of September 30, 2026, the applicable effective CORRA/SOFR borrowing rate was between 4.246% to 5.575%, depending on whether borrowings were drawn in Canadian or U.S. dollars. The Revolving Credit Facility is secured by mortgages on certain properties, a general security agreement over all of the assets of GFL and certain material subsidiaries and a pledge of the shares of such subsidiaries.

As at September 30, 2026, we had $868.0 million drawn under the Revolving Credit Facility ($750.6 million as at December 31, 2025).

Our Revolving Credit Agreement contains a Total Net Funded Debt to Adjusted EBITDA and an Interest Coverage Ratio (each as defined in the Revolving Credit Agreement) financial maintenance covenant.

The Total Net Funded Debt to Adjusted EBITDA ratio to be maintained is equal to or less than 5.00 to 1.00 for a period of four complete fiscal quarters following completion of a Material Acquisition and at all other times, equal to or less than 4.50 to 1.00. The Interest Coverage Ratio must be equal to or greater than 3.00 to 1.00. As at September 30, 2026 and December 31, 2025, we were in compliance with these covenants.

On August 28, 2026, we entered into a term loan credit agreement (the “Term Loan B Facility”) that matures on August 28, 2033 with a borrowing rate of SOFR plus 2.000%. The Term Loan B Facility is secured by mortgages on certain properties, a general security agreement over all the assets of GFL and certain material subsidiaries and a pledge of the shares of such subsidiaries.

Contractual Obligations

Our contractual obligations consist of principal repayments and interest on long-term debt, lease obligations and other. Our contractual obligations and commitments as at September 30, 2026 are shown in the table below:

($ millions)	Total	Less than 1 year	1-3 year	4-5 year	Thereafter
Long-term debt	$11,168.4	$14.2	$4,001.0	$3,379.3	$3,773.9
Interest on long-term debt	2,782.2	583.6	1,082.7	715.5	400.4
Lease obligations	1,070.5	149.3	214.0	248.0	459.2
Other	1,140.4	94.6	538.7	327.4	179.7
	$16,161.5	$841.7	$5,836.4	$4,670.2	$4,813.2

Other Commitments

We had letters of credit totaling approximately $535.1 million outstanding as at September 30, 2026 ($415.4 million as at December 31, 2025), which are not recognized in our Interim Financial Statements. This is inclusive of letters of credit under both the Revolving Credit Facility and EDC Guaranteed LC Facility (defined below). These letters of credit primarily relate to performance-based requirements under our municipal contracts and financial assurances issued to government agencies for our operating permits.

Under our unsecured demand letter of credit and demand guarantee facility with the Bank of Montreal and ATB Financial (“EDC Guaranteed LC Facility”) we have access to $250.0 million of letters of credit that are 100% guaranteed by Export Development Canada. As of September 30, 2026, we had $187.8 million ($140.2 million as at December 31, 2025) in outstanding letters of credit under the EDC Guaranteed LC Facility.

As at September 30, 2026, we had issued performance bonds totaling $2,324.1 million ($1,936.4 million as at December 31, 2025).

5. Summary of Quarterly Results

The following table summarizes the results of our operations for the eight most recently completed quarters:

	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec
($ millions except per share amounts)	2026	2026	2026	2025(1)	2025(1)	2025(1)	2025(1)	2024
Financial Summary
Revenue	$2,155.3	$1,947.8	$1,643.8	$1,686.4	$1,694.2	$1,675.2	$1,560.1	$1,571.2
Adjusted EBITDA(2)	678.7	591.2	478.5	508.7	535.1	515.1	426.1	458.0
Net (loss) income from continuing operations	(28.0)	(162.6)	(219.2)	61.0	90.4	259.7	(226.6)	(237.6)
(Loss) income per share, basic	(0.09)	(0.47)	(0.63)	0.16	0.23	0.68	(0.61)	(0.61)
(Loss) income per share, diluted	(0.09)	(0.47)	(0.63)	0.16	0.23	0.66	(0.61)	(0.61)

(1)	Certain adjustments were made to the results of GFL Environmental Services for the year ended December 31, 2025, related to measurement period adjustments impacting our initial investment in the associate. Accordingly, comparative amounts in net (loss) income from continuing operations, basic (loss) income per share, and diluted (loss) income per share have been revised. Refer to Note 3 in our Interim Financial Statements.

(2)	Adjusted EBITDA is a non-IFRS measure. Refer to section entitled “Non-IFRS Financial Measures and Key Performance Indicators”

Over the last eight quarters our results were primarily impacted by our pricing initiatives, cost controls, overall operating leverage, inflationary cost pressures, acquisitions, divestitures and associated financing activities. Additionally, our results are influenced by seasonality and tend to be lower in the first quarter of the year, primarily due to winter weather conditions, which are pronounced in Canada, and higher in the second and third quarters of the year, due to the higher volume of waste generated during the summer months in many of our markets.

6. Key Risk Factors

We are exposed to a number of risks through the pursuit of our strategic objectives and the nature of our operations which are outlined in the “Risk Factors” section of our AIF. We are also subject to the following financial risks.

Financial Instruments and Financial Risk

Our financial instruments consist of cash, trade accounts receivable, derivative assets, trade accounts payable and long-term debt, including related hedging instruments. The carrying value of our financial assets are equal to their fair values.

The carrying value of our financial liabilities approximate their fair values with the exception of our outstanding Notes and the 4.375% USD Solid Waste Disposal Revenue Bonds (“4.375% Bonds”). The following table summarizes the fair value hierarchy for these instruments for the periods indicated:

	Fair Value as at September 30, 2026			Fair Value as at December 31, 2025
($ millions)	Quoted prices in active market (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Quoted prices in active market (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Notes	$—	$8,239.6	$—	$—	$5,945.9	$—
4.375% Bonds	—	289.5	—	—	291.2	—

Net derivative instruments are recorded at fair value and classified within Level 2. The Call Option is accounted for as a stand-alone derivative asset which is measured at fair value through profit or loss. The Call Option is measured using an option pricing model which includes inputs such as equity volatility, risk-free rates, and implied credit yields. The Call Option is recorded at fair value and classified within Level 3.

On June 25, 2026, we entered into a cross-currency interest rate swap on the 5.625% 2031 Notes, fixing the interest rate at 4.480% and the foreign exchange rate at 1.4202, expiring on July 1, 2030.

On August 28, 2026, we entered into a cross-currency interest rate swap on the Term Loan B Facility, fixing the interest rate at 5.009% and the foreign exchange rate at 1.3866, expiring on September 30, 2029.

For more information on our financial instruments, including hedging arrangements, and related financial risk factors, see our Interim Financial Statements.

7. Internal Control over Financial Reporting

All control systems, no matter how well designed, have inherent limitations. Accordingly, even disclosure controls and procedures and internal controls over financial reporting determined to be effective can only provide reasonable assurance of achieving their control objectives with respect to financial statement preparation and presentation. Management, under the supervision of the CEO and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over GFL’s financial reporting, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. During the three and nine months ended September 30, 2026, other than the acquisition of SECURE Waste Infrastructure Corp. (“SECURE”) and the related limitation on the assessment of internal controls described below, there were no changes in GFL’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

On September 1, 2026, we completed our acquisition of SECURE. As permitted by the SEC rules and regulations and Section 3.3 of National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings (“NI 52-109”), management’s assessment of internal controls over financial reporting did not include the internal controls of SECURE for the period from acquisition date through September 30, 2026. We expect to complete the integration of SECURE into our internal control over financial reporting program within 365 days of the acquisition, as permitted by applicable SEC rules and regulations and NI 52-109. The assets, excluding goodwill and intangible assets, of SECURE, represent less than 20% of total assets as of September 30, 2026. Operating revenue of SECURE represented less than 10% and 5% of consolidated operating revenue for the three and nine months ended September 30, 2026. Net loss of SECURE represented less than 2% of consolidated net loss for three and nine months ended September 30, 2026.

8. Other

Related Party Transactions

In connection with Patrick Dovigi’s relocation to the United States, we agreed to satisfy any tax obligations arising from the relocation. In 2025, we paid $33.5 million in satisfaction of this obligation. This amount is expected to be refunded and has been recognized within other receivables.

For the three and nine months ended September 30, 2026, we paid $4.2 million and $11.8 million ($3.7 million and $10.6 million for the three and nine months ended September 30, 2025) in aggregate lease payments to related parties.

For the three and nine months ended September 30, 2026, we entered into transactions with GIP which resulted in revenue of $1.0 million and $2.4 million ($0.9 million and $5.2 million for the three and nine months ended September 30, 2025) and net payables of $0.7 million as at September 30, 2026 ($0.5 million as at December 31, 2025).

For the three and nine months ended September 30, 2026, we entered into transactions with GFL Environmental Services which resulted in revenue of $11.6 million and $29.1 million ($8.1 million and $20.8 million for the three and nine months ended September 30, 2025), deferred revenue of $51.2 million as at September 30, 2026 ($62.6 million as at December 31, 2025) and net payables of $13.7 million as at September 30, 2026 ($43.7 million as at December 31, 2025).

Current Share Information

Our current authorized share capital consists of (i) an unlimited number of subordinate voting shares, (ii) an unlimited number of multiple voting shares, and (iii) an unlimited number of preferred shares.

As at September 30, 2026, we had 424,203,668 subordinate voting shares, 11,812,964 multiple voting shares, 4,867,006 Series A perpetual convertible preferred shares (“Series A Preferred Shares”), and 8,196,721 Series B perpetual convertible preferred shares (“Series B Preferred Shares”) issued and outstanding. The Series A Preferred Shares and Series B Preferred Shares are collectively referred to as the “Preferred Shares”. All multiple voting shares are owned by entities beneficially owned and/or controlled by Patrick Dovigi, his family members and discretionary trusts settled by his family members.

As at September 30, 2026, (a) the Series A Preferred Shares are convertible into 6,162,558 subordinate voting shares, at a conversion price of US$25.15, representing 1.4% of the issued and outstanding subordinate voting shares and 1.1% of the aggregate outstanding voting rights, and (b) the Series B Preferred Shares are convertible into 9,102,130 subordinate voting shares, at a conversion price of US$43.84, representing 2.1% of the issued and outstanding subordinate voting shares and 1.6% of the aggregate outstanding voting rights. The holders of the Preferred Shares are entitled to vote on an as-converted basis on all matters on which holders of subordinate voting shares and multiple voting shares vote, and to the greatest extent possible, will vote with the holders of subordinate voting shares and multiple voting shares as a single class. Each holder of Preferred Shares shall be deemed to hold, for the sole purpose of voting at any meeting of shareholders of GFL at which such holder is entitled to vote, the number of Preferred Shares equal to the number of subordinate voting shares into which such holder’s registered Preferred Shares are convertible as of the record date for the determination of shareholders entitled to vote at such shareholders meeting. The liquidation preference of the Series A Preferred Shares and Series B Preferred Shares accrete at a rate of 7.000% and 6.000% per annum, respectively, compounded quarterly. GFL has the option each quarter to redeem a number of Preferred Shares in an amount equal to the increase in the liquidation preference for the quarter. This optional redemption amount can be satisfied in either cash or subordinate voting shares at the election of GFL. If GFL elects to pay the optional redemption amount for a particular quarter in cash, the accretion rate for that quarter for the Series A Preferred Shares and Series B Preferred Shares will be 6.000% and 5.000% per annum, respectively. The Preferred Shares are subject to transfer restrictions, but can be converted into subordinate voting shares by the holder at any time. GFL may also require the conversion or redemption of the Preferred Shares at an earlier date in certain circumstances.

Normal Course Issuer Bid

On February 27, 2026, the TSX accepted our notice of intention to commence a normal course issuer bid (“NCIB”) during the twelve-month period commencing on March 3, 2026 and ending March 2, 2027. A copy of GFL’s notice of intention to commence a normal course issuer bid through the facilities of the TSX may be obtained, without charge, by contacting GFL. Under the NCIB, a maximum of 27,396,513 subordinate voting shares may be repurchased by GFL. During the three and nine months ended September 30, 2026, we repurchased nil and 300,000 subordinate voting shares, respectively, under the NCIB (5,132,657 and 16,221,573 subordinate voting shares, respectively, during the three and nine months ended September 30, 2025).

All subordinate voting shares repurchased by GFL under the NCIB have been cancelled.

Additional Information

Additional information relating to GFL, including our most recent annual and quarterly reports, are available on SEDAR+ at http://www.sedarplus.ca  and on EDGAR at www.sec.gov/edgar.

9. Accounting Policies, Critical Accounting Estimates and Judgments

We prepare our consolidated financial statements in accordance with IFRS. Our significant accounting policies and significant accounting estimates, assumptions and judgments are contained in the Annual Financial Statements.

Significant Accounting Estimates, Assumptions and Judgments

The preparation of our Interim Financial Statements requires management to make estimates and use judgment that affect the reported amounts of revenue, expenses, assets, liabilities and accompanying disclosures. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgments used in the preparation of our Interim Financial Statements are described in our Annual Financial Statements.

Since the date of our Annual MD&A, there were no material changes to the significant accounting estimates, assumptions and judgments. See the section entitled “Significant Accounting Estimates, Assumptions and Judgments” in our Annual MD&A.

Landfill Asset

The following table summarizes landfill amortization expense for the periods indicated:

	Three months ended September 30, 2026	Nine months ended September 30, 2026	Year ended December 31, 2025
Amortization of landfill airspace ($ millions)	$110.0	$311.3	$341.6
Tonnes received (millions of tonnes)	6.8	18.6	23.6
Average landfill amortization per tonne	$16.2	$16.7	$14.5

The amortization of landfill airspace for the three and nine months ended September 30, 2026 did not include the $32.4 million of amortization related to the difference between the ARO obligation calculated using the credit-adjusted, risk-free discount rate required for measurement of the ARO obligation through purchase accounting, compared to the risk-free discount rate required for quarterly valuations. This accounting adjustment does not impact the economics of the average landfill amortization per tonne.

Landfill Capacity and Depletion

As of September 30, 2026, we had 536.2 million tonnes (397.5 million tonnes as of December 31, 2025) of remaining permitted capacity at the landfills we own and at the landfill in Quebec where we have designated access to a fixed level of capacity. As of September 30, 2026, eleven of our landfills satisfied the criteria for inclusion of probable expansion capacity, resulting in additional expansion capacity of 135.4 million tonnes (133.2 million tonnes as of December 31, 2025), and together with remaining permitted capacity, our total remaining capacity is 671.6 million tonnes (530.7 million tonnes as of December 31, 2025). Based on total capacity as of September 30, 2026 and projected annual disposal volumes, the weighted average remaining life of the landfills we own and at the landfill in Quebec where we have designated access to a fixed level of capacity is approximately 26.8 years (24.0 years as of December 31, 2025). We have other expansion opportunities that could extend the weighted average remaining life of our landfills.

10. Non-IFRS Financial Measures and Key Performance Indicators

This MD&A makes reference to certain non-IFRS measures, including EBITDA, Adjusted EBITDA and Adjusted EBITDA margin. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. Rather, these non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

EBITDA

EBITDA represents, for the applicable period, net income (loss) from continuing operations plus (a) interest and other finance costs, plus (b) depreciation and amortization of property and equipment, landfill assets and intangible assets, plus (less) (c) the provision (recovery) for income taxes, in each case to the extent deducted or added to/from net income (loss) from continuing operations. We present EBITDA to assist readers in understanding the mathematical development of Adjusted EBITDA. Management does not use EBITDA as a financial performance metric.

Adjusted EBITDA

Adjusted EBITDA is a supplemental measure used by management and other users of our financial statements including, our lenders and investors, to assess the financial performance of our business without regard to financing methods or capital structure. Adjusted EBITDA is also a key metric that management uses prior to execution of any strategic investing or financing opportunity. For example, management uses Adjusted EBITDA as a measure in determining the value of acquisitions, expansion opportunities, and dispositions. In addition, Adjusted EBITDA is utilized by financial institutions to measure borrowing capacity. Adjusted EBITDA is calculated by adding and deducting, as applicable from EBITDA, certain expenses, costs, charges or benefits incurred in such period which in management’s view are either not indicative of underlying business performance or impact the ability to assess the operating performance of our business, including: (a) (gain) loss on foreign exchange and unrealized derivative contracts, (b) (gain) loss on sale of property and equipment, (c) change in value on Call Option, (d) share of net (income) loss of investments accounted for using the equity method, (e) share-based payments, (f) transaction costs, (g) acquisition, rebranding and other integration costs (included in cost of sales related to acquisition activity), (h) Founder/CEO remuneration and (i) other. We use Adjusted EBITDA to facilitate a comparison of our operating performance on a consistent basis reflecting factors and trends affecting our business. As we continue to grow our business, we may be faced with new events or circumstances that are not indicative of our underlying business performance or that impact the ability to assess our operating performance.

Adjusted EBITDA Margin

Adjusted EBITDA margin represents Adjusted EBITDA divided by revenue. Management and other users of our financial statements including our lenders and investors use Adjusted EBITDA margin to facilitate a comparison of the operating performance of each of our operating segments on a consistent basis reflecting factors and trends affecting our business.

Net (Loss) Income from continuing operations to Adjusted EBITDA Reconciliation

The table below provides the reconciliation of our net (loss) income from continuing operations to EBITDA and Adjusted EBITDA for the periods indicated:

($ millions)	Three months ended September 30, 2026	Three months ended September 30, 2025
Net (loss) income from continuing operations(1)	$(28.0)	$90.4
Add:
Interest and other finance costs	179.4	129.2
Depreciation of property and equipment	365.6	268.2
Amortization of intangible assets	87.7	65.3
Income tax expense(1)	16.6	35.8
EBITDA	621.3	588.9
Add:
Loss on foreign exchange and unrealized derivative contracts(2)	0.6	100.5
(Gain) loss on sale of property and equipment	(10.3)	4.1
Change in value on Call Option	15.0	—
Share of net income of investments accounted for using the equity method(1)(3)	(16.0)	(0.1)
Share-based payments(4)	23.8	18.6
Transaction costs(5)	46.5	7.7
Acquisition, rebranding and other integration costs(6)	7.6	3.0
Other(1)	(9.8)	(187.6)
Adjusted EBITDA	$678.7	$535.1

($ millions)	Nine months ended September 30, 2026	Nine months ended September 30, 2025
Net (loss) income from continuing operations(1)	$(409.8)	$123.5
Add:
Interest and other finance costs	482.9	460.7
Depreciation of property and equipment	948.8	788.2
Amortization of intangible assets	239.3	187.5
Income tax (recovery) expense(1)	(57.8)	2.4
EBITDA	1,203.4	1,562.3
Add:
Loss (gain) on foreign exchange and unrealized derivative contracts(2)	192.6	(171.6)
(Gain) loss on sale of property and equipment	(14.2)	4.5
Change in value on Call Option	45.0	—
Share of net loss of investments accounted for using the equity method(1)(3)	60.4	114.6
Share-based payments(4)	87.0	93.7
Transaction costs(5)	70.6	38.1
Acquisition, rebranding and other integration costs(6)	27.3	6.9
Founder/CEO remuneration(7)	74.2	31.8
Other(1)	2.1	(204.0)
Adjusted EBITDA	$1,748.4	$1,476.3

(1)	Certain adjustments were made to the results of GFL Environmental Services for the year ended December 31, 2025, related to measurement period adjustments impacting our initial investment in the associate. Accordingly, comparative amounts have been revised for the three and nine months ended September 30, 2025. Refer to Note 3 in our Interim Financial Statements.

(2)	Consists of (i) non-cash gains and losses on foreign exchange and interest rate swaps entered into in connection with our debt instruments, (ii) gains and losses attributable to foreign exchange rate fluctuations and (iii) non-cash gains and losses on unrealized derivative contracts.

(3)	Excludes share of Adjusted EBITDA of investments accounted for using the equity method for RNG projects.

(4)	This is a non-cash item and consists of the amortization of the estimated fair value of share-based payments granted to certain members of management under share-based payment plans.

(5)	Consists of acquisition, integration and other costs such as legal, consulting and other fees and expenses incurred in respect of acquisitions and financing activities completed during the applicable period. We expect to incur similar costs in connection with other acquisitions in the future and, under IFRS, such costs relating to acquisitions are expensed as incurred and not capitalized. This is part of SG&A.

(6)	Consists of costs related to the rebranding of equipment acquired through business acquisitions. We expect to incur similar costs in connection with other acquisitions in the future. This is part of cost of sales.

(7)	Consists of cash payments to the Founder and CEO, which payment had been previously satisfied through the issuance of restricted share units.